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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (RULE 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
          PURSUANT TO RULE 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                               (AMENDMENT NO. 2)*

                               Guitar Center, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    402040109
      ---------------------------------------------------------------------
                                 (CUSIP Number)

                                 August 27, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the Rule pursuant to which this Schedule is filed:

      [_] Rule 13d-1(b)

      [_] Rule 13d-1(c)

      [X] Rule 13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


                               Page 1 of 14 pages

                                  SCHEDULE 13G
ISSUER: GUITAR CENTER, INC.                                 CUSIP NO.: 402040109


--------------------------------------------------------------------------------
     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          J.P. Morgan Partners (SBIC), LLC
          13-337-6808
--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)

          (b)
--------------------------------------------------------------------------------
     3.   SEC Use Only
--------------------------------------------------------------------------------
     4.   Citizenship or Place of Organization     Delaware
--------------------------------------------------------------------------------
  Number of Shares         5.   Sole Voting Power                         0
  Beneficially Owned     -------------------------------------------------------
  by Each Reporting        6.   Shared Voting Power
  Person With:           -------------------------------------------------------
                           7.   Sole Dispositive Power                    0
                         -------------------------------------------------------
                           8.   Shared Dispositive Power
--------------------------------------------------------------------------------
     9.   Aggregate Amount Beneficially Owned by Each Reporting Person    0

     10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

     11.  Percent of Class Represented by Amount in Row (9) 0%
--------------------------------------------------------------------------------
     12.  Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------
OO
.................................................................................

.................................................................................

.................................................................................

.................................................................................

.................................................................................

.................................................................................

--------------------------------------------------------------------------------


POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


                               Page 2 of 14 pages

                                  SCHEDULE 13G
ISSUER: GUITAR CENTER, INC.                                 CUSIP NO.: 402040109


--------------------------------------------------------------------------------
     1.   Names of Reporting Persons.

          I.R.S. Identification Nos. of above persons (entities only).

          J.P. Morgan Partners (BHCA), L.P.
          13-337-6808
--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)

          (b)
--------------------------------------------------------------------------------
     3.   SEC Use Only
--------------------------------------------------------------------------------
     4.   Source of Funds           WC
--------------------------------------------------------------------------------
     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(c)
--------------------------------------------------------------------------------
     6.   Citizenship or Place of Organization    Delaware
--------------------------------------------------------------------------------
                           7.   Sole Voting Power                        6,849
  Number of Shares       -------------------------------------------------------
  Beneficially Owned       8.   Shared Voting Power Not applicable
  by Each Reporting      -------------------------------------------------------
  Person With:             9.   Sole Dispositive Power                   6,849
                         -------------------------------------------------------
                           10.  Shared Dispositive Power Not applicable
--------------------------------------------------------------------------------
     11.  Aggregate Amount Beneficially Owned by Each Reporting Person   6,849

     12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

     13.  Percent of Class Represented by Amount in Row (9)   .03%
--------------------------------------------------------------------------------
     14.  Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------
PN
.................................................................................

.................................................................................

.................................................................................

.................................................................................

.................................................................................

.................................................................................

--------------------------------------------------------------------------------


POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


                               Page 3 of 14 pages

                                  SCHEDULE 13G
ISSUER: GUITAR CENTER, INC.                                 CUSIP NO.: 402040109


PRELIMINARY NOTE: The information contained in this Schedule 13G has been amended to reflect the sale by the Reporting Persons of substantially all of the Issuer's Securities held by the Reporting Persons.

ITEM 1.

          (a)  NAME OF ISSUER:

               Guitar Center, Inc.

          (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               5155 Clareton Drive
               Agoura Hills, CA 91301

ITEM 2.

          (a)  NAME OF PERSON FILING:

               J.P. Morgan Partners (SBIC), LLC ("JPMP (SBIC)") J.P. Morgan Partners (BHCA), L.P. ("JPMP (BHCA)")

               Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

          (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               1221 Avenue of the Americas
               New York, New York  10020

          (c)  CITIZENSHIP:

               Delaware

          (d)  TITLE OF CLASS OF SECURITIES (OF ISSUER):

               Common Stock

          (e)  CUSIP NUMBER: 402040109

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS. 240. 13d-1(b) OR 240. 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

          Not applicable.

ITEM 4.   OWNERSHIP

          (a)  AMOUNT BENEFICIALLY OWNED:

               JPMP (SBIC): 0
               JPMP (BHCA): 6,849

          (b)  PERCENT OF CLASS:

               JPMP (SBIC): 0% (as of August 27, 2003)
               JPMP (BHCA): .03% (as of December 31, 2003)


POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


                               Page 4 of 14 pages

                                  SCHEDULE 13G
ISSUER: GUITAR CENTER, INC.                                 CUSIP NO.: 402040109


          (c)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

               (i)    JPMP (SBIC): 0
                      JPMP (BHCA): 6,849

               (ii)   Not applicable.

               (iii)  JPMP (SBIC): 0
                      JPMP (BHCA): 6,849

               (iv)   Not applicable

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

               If this Statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following

               [X]

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

          Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

          Not applicable.

ITEM 10.  CERTIFICATION

          Not applicable.


                               Page 5 of 14 pages

                                  SCHEDULE 13G
ISSUER: GUITAR CENTER, INC.                                 CUSIP NO.: 402040109


                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2004

                                         J.P. MORGAN PARTNERS (SBIC), LLC

                                         By:  /s/ Jeffrey C. Walker
                                              ---------------------------------
                                              Name:    Jeffrey C. Walker
                                              Title:   President




                               Page 6 of 14 pages

                                  SCHEDULE 13G
ISSUER: GUITAR CENTER, INC.                                 CUSIP NO.: 402040109


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2004

                                         J.P. MORGAN PARTNERS (BHCA), L.P.

                                         By: JPMP Master Fund Manager, L.P.
                                             its general partner

                                         By: JPMP Capital Corp.,
                                             its general partner



                                         By:  /s/ Jeffrey C. Walker
                                             -----------------------------------
                                             Name:    Jeffrey C. Walker
                                             Title:   President


                               Page 7 of 14 pages

                                  SCHEDULE 13G
ISSUER: GUITAR CENTER, INC.                                 CUSIP NO.: 402040109


                             JOINT FILING AGREEMENT

         The undersigned  acknowledge and agree that the foregoing  statement on
Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is accurate.

Dated this    11th day of February, 2004.

                                         J.P. MORGAN PARTNERS (BHCA), L.P.

                                         By:  JPMP Capital Corp.,
                                              Its General Partner

                                         By:  /s/ Jeffrey C. Walker
                                              ----------------------------------
                                              Name:    Jeffrey C. Walker
                                              Title:   President

                                         J.P. MORGAN PARTNERS SBIC, LLC

                                         By:  /s/ Jeffrey C. Walker
                                              ----------------------------------
                                              Name:    Jeffrey C. Walker
                                              Title:   President


                               Page 8 of 14 pages

                                  SCHEDULE 13G
ISSUER: GUITAR CENTER, INC.                                 CUSIP NO.: 402040109


                                  EXHIBIT 2(A)

         This statement is being filed by J.P. Morgan Partners (SBIC), LLC a Delaware limited liability company (hereinafter referred to as "JPMP (SBIC)"), and J.P. Morgan Partners (BHCA), L.P., a Delaware limited partnership (hereinafter referred to as "JPMP (BHCA):"), each of whose principal business office is located at 1221 Avenue of the Americas, New York, New York 10020. JPMP
(SBIC) is engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, occupations and employments of each executive officer and director of JPMP (SBIC).

         JPMP (SBIC) is a wholly owned subsidiary of JPMP (BHCA). JPMP (BHCA) is also engaged in the venture capital and leveraged buyout business. The general partner of JPMP (BHCA) is JPMP Master Fund Manager, L.P. (formerly known as Chase Capital Partners, a New York general partnership), a Delaware limited partnership (hereinafter referred to as "JPMP Master Fund"), whose principal business office is located at the same address as JPMP )SBIC), and is also directly or indirectly (through affiliates) engaged in the venture capital and leveraged buyout business. The general partner of JPMP Master Fund is JPMP Capital Corp. (formerly known as Chase Capital Corporation), a New York corporation (hereinafter referred to as "JPMP Capital Corp."), whose principal business office is located at the same address as JPMP (SBIC), and is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP Capital Corp.

         JPMP Capital Corp. is a wholly owned subsidiary of J.P. Morgan Chase & Co. (formerly known as The Chase Manhattan Corporation), a Delaware corporation ( hereinafter referred to as "JP Morgan Chase") which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule C hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JP Morgan Chase.


                               Page 9 of 14 pages

                                  SCHEDULE 13G
ISSUER: GUITAR CENTER, INC.                                 CUSIP NO.: 402040109

                                                                      SCHEDULE A


                        J.P. MORGAN PARTNERS (SBIC), LLC

                             EXECUTIVE OFFICERS(1)

President                                     Jeffrey C. Walker*
Chief Investment Officer                      Arnold L. Chavkin*
Managing Director                             Dr. Dana Beth Ardi*
Managing Director                             Christopher C. Behrens*
Managing Director                             Julie Casella-Esposito*
Managing Director                             Rodney A. Ferguson*
Managing Director                             Cornell P. French*
Managing Director                             Michael R. Hannon*
Managing Director                             Alfredo Irigoin*
Managing Director                             Andrew Kahn*
Managing Director                             Jonathan R. Lynch*
Managing Director                             Stephen P. Murray*
Managing Director                             Timothy Purcell*
Managing Director                             Faith Rosenfeld*
Managing Director                             Shahan D. Soghikian*
Managing Director                             Timothy J. Walsh*
Managing Director                             Richard D. Waters, Jr.*
Managing Director                             Damion E. Wicker, M.D.*


                                  DIRECTORS(1)

                               Jeffrey C. Walker*


--------
(1)  Each of whom is a United States citizen except for Mr. Irigoin.

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.


                              Page 10 of 14 pages

                                  SCHEDULE 13G
ISSUER: GUITAR CENTER, INC.                                 CUSIP NO.: 402040109

                                                                      SCHEDULE B

                               JPMP CAPITAL CORP.

                             EXECUTIVE OFFICERS(1)

President                                     Jeffrey C. Walker*
Chief Investment Officer                      Arnold L. Chavkin*
Managing Director                             Dr. Dana Beth Ardi*
Managing Director                             Christopher C. Behrens*
Managing Director                             Julie Casella-Esposito*
Managing Director                             Rodney A. Ferguson*
Managing Director                             Cornell P. French*
Managing Director                             Michael R. Hannon*
Managing Director                             Alfredo Irigoin*
Managing Director                             Andrew Kahn*
Managing Director                             Jonathan R. Lynch*
Managing Director                             Stephen P. Murray*
Managing Director                             Timothy Purcell*
Managing Director                             Faith Rosenfeld*
Managing Director                             Shahan D. Soghikian*
Managing Director                             Timothy J. Walsh*
Managing Director                             Richard D. Waters, Jr. *
Managing Director                             Damion E. Wicker, M.D.*


                                  DIRECTORS(1)

                              William B. Harrison**
                               Jeffrey C. Walker*


----------
(1)  Each of whom is a United States citizen except for Mr. Irigoin.

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.


                              Page 11 of 14 pages

                                  SCHEDULE 13G
ISSUER: GUITAR CENTER, INC.                                 CUSIP NO.: 402040109

                                                                      SCHEDULE C


                             J.P. MORGAN CHASE & CO.

                              EXECUTIVE OFFICERS(1)

Chairman of the Board and Chief Executive Officer       William B. Harrison Jr.*
Vice Chairman                                           David A. Coulter*
Vice Chairman                                           Thomas B. Ketchum*
Vice Chairman                                           Donald H. Layton*
Vice Chairman                                           Jeffrey C. Walker**
Vice Chairman; Head of Finance, Risk Management
  and Administration                                    Marc J. Shapiro*
Executive Officer                                       Donald H. McCree III*
Executive Vice President; Chief Financial Officer       Dina Dublon*
Executive Vice President; Head of Market
  Risk Management                                       Lesley Daniels Webster*
General Counsel                                         William H. McDavid*
Director of Human Resources                             John J. Farrell*
Director of Corporate Marketing and Communications      Frederick W. Hill*
Controller                                              Joseph L. Scalfani*


(1)  Each of whom is a United States citizen.

* Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

** Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York New York 10020.


                              Page 12 of 14 pages

                                  SCHEDULE 13G
ISSUER: GUITAR CENTER, INC.                                 CUSIP NO.: 402040109


                                  DIRECTORS(1)

 NAME                          PRINCIPAL OCCUPATION OR EMPLOYMENT;
                               BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
 Hans W. Becherer              Retired Chairman of the Board and
                               Chief Executive Officer
                               Deere & Company
                               One John Deere Place
                               Moline, IL 61265
--------------------------------------------------------------------------------
 Riley P. Bechtel              Chairman and Chief Executive Officer
                               Bechtel Group, Inc.
                               P.O. Box 193965
                               San Francisco, CA 94119-3965
--------------------------------------------------------------------------------
 Frank A. Bennack, Jr.         President and Chief Executive Officer
                               The Hearst Corporation
                               959 Eighth Avenue
                               New York, New York  10019
--------------------------------------------------------------------------------
 John H. Biggs                 Former Chairman and Chief Executive Officer
                               TIAA-CREF
                               730 Third Avenue
                               25th Floor
                               New York, NY  10017
--------------------------------------------------------------------------------
 Lawrence A. Bossidy           Chairman of the Board
                               Honeywell International
                               P.O. Box 3000
                               Morristown, NJ 07962-2245
--------------------------------------------------------------------------------
 M. Anthony  Burns             Chairman of the Board
                               Ryder System, Inc.
                               3600 N.W. 82nd Avenue
                               Miami, Florida 33166
--------------------------------------------------------------------------------
 Ellen V. Futter               President and Trustee
                               American Museum of Natural History
                               Central Park West at 79th Street
                               New York, NY 10024
--------------------------------------------------------------------------------
 William H. Gray, III          President and Chief Executive Officer
                               The College Fund/UNCF
                               9860 Willow Oaks Corporate Drive
                               P.O. Box 10444
                               Fairfax, Virginia  22031
--------------------------------------------------------------------------------
 William B. Harrison, Jr.      Chairman of the Board and Chief Executive Officer
                               J.P. Morgan Chase & Co.
                               270 Park Avenue, 8th Floor
                               New York, New York  10017-2070
--------------------------------------------------------------------------------
 Helene L. Kaplan              Of Counsel
                               Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                               New York, New York  10036
--------------------------------------------------------------------------------
 Lee R. Raymond                Chairman of the Board and Chief Executive Officer
                               Exxon Mobil Corporation
                               5959 Las Colinas Boulevard
                               Irving, TX 75039-2298

--------------------------------------------------------------------------------
 John R. Stafford              Chairman of the Board
                               American Home Products Corporation
                               5 Giralda Farms
                               Madison, New Jersey  07940
--------------------------------------------------------------------------------


--------
(1)  Each of whom is a United States citizen.


                              Page 13 of 14 pages